August 15, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Mara	L. Ransom, Legal Branch Chief
Division of Corporation Finance

Re:	Energy Transfer Equity, L.P.

    Amendment No. 1 to Registration Statement on Form S-4

    Filed July 26, 2011

    File No. 333-175461

This letter sets forth the responses of Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”), to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission in its comment letter dated August 8, 2011 (the “Comment Letter”) with respect to our Registration Statement on Form S-4 filed July 11, 2011, as amended by Amendment No. 1, filed July 26, 2011 (the “Registration Statement”). Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response. All references to page numbers and captions correspond to the marked copy of Amendment No. 2, unless otherwise indicated.

August 15, 2011

Staff Comments

Amendment No. 1 to Registration Statement on Form S-4

General

1.	Please confirm your understanding that Southern Union Company must comply with our comments on its Form 10-K for fiscal year ended December 31, 2010 before the registration statement is declared effective.

Response: We understand that Southern Union Company (“SUG”) must comply with the Staff’s comments on its Form 10-K before the Registration Statement is declared effective.

2.	Please file the legal opinion, tax opinions and Southern Union Company’s form of proxy card as soon as practicable to allows us sufficient time to review such items before requesting acceleration of the registration statement’s effectiveness

Response: We have filed the requested opinions and form of proxy card as Exhibits 5.1, 8.1, 8.2, 8.3 and 99.3, respectively.

3.	Please provide us with your analysis of whether Exchange Act Section 14(d) and (e), and our rules and regulations promulgated thereunder, apply to the transaction contemplated by the registration statement. Please include in such analysis whether the election procedures described in “The Merger Agreement—Election Procedures” meet the safe harbor provided by Situation B in Release No. 34-14699 (April 24, 1978).

Response: As described in the Registration Statement, ETE and Southern Union are parties to a second amended and restated agreement and plan of merger dated July 19, 2011 (the “Merger Agreement”). The parties to the Merger Agreement currently expect that the special meeting of Southern Union stockholders to approve the merger and related transactions will occur in October 2011 and that the merger will close during the first quarter of 2012. The time differential between the stockholder vote and the closing of the merger results from the lengthy period involved in obtaining state regulatory approval for a public utility owned by Southern Union. Under the terms of the Merger Agreement, an election form and other appropriate and customary transmittal materials will be mailed 30 days prior to the anticipated closing date of the merger (or such other date as we and Southern Union may agree) to each holder of record of Southern Union common stock as of the close of business on the fifth day prior to the mailing date. The election deadline will be the 20th day following the mailing date of the election form.

We note that in Exchange Act Release No. 14699 (April 24, 1978) (the “Release”) the Division of Corporation Finance (the “Division”) indicated that it would not take the position that a tender offer was involved where a cash option feature comported with “Situation B” described therein and the stockholder’s election to receive cash or securities occurs during the same time period that the stockholder votes on the merger proposal. While the cash option feature of the Merger Agreement and the anticipated time differential between the Southern Union special meeting and the right to make an election place this transaction outside the “safe harbor” fact

August 15, 2011

pattern of the Release, it is our view that the application of Sections 14(d) and 14(e) and the rules and regulations promulgated thereunder to the election process described above would be unwarranted and would produce undesirable results.

The Division concluded that a tender offer was not involved in the fact pattern set forth in the Release because, in part, the stockholder’s election to receive cash or securities of the acquiring company was part of the stockholder’s investment decision whether to vote for or against the merger proposal. While the Southern Union stockholders will not be making an election at the same time as they vote on the merger, they will be considering the election and allocation procedures as part of their investment decision to vote for or against the merger. Any risks involved in the election and allocation procedures will have been disclosed to the Southern Union stockholders in the proxy statement/prospectus sent to them in connection with the Southern Union special meeting. Southern Union stockholders will, in effect, have considered such risks when they vote on the Merger Agreement.

In numerous instances the Division has permitted the election process to be conducted after the stockholder vote on the related merger without requiring compliance with the tender offer rules. See, e.g., Dauphin Deposit Corp. (available February 7, 1983); Fidelcor, Inc. (available June 27, 1983); United Bank Corp. (available August 2, 1981); Kansas Power and Light Co. (available February 13, 1991); Entergy Corp. (available November 13, 1992). As in those letters, the Southern Union special meeting to vote on the proposed merger is expected to occur at least several months before the merger is consummated as a result of the time required to obtain approval from state regulators. We believe that it is to the benefit of the Southern Union stockholders that they be permitted to make elections subsequent to the stockholder meeting in closer proximity to the effective date of the merger. This flexibility would permit such stockholders to make an election after reflecting on the results of the stockholder vote and any discussions that may have occurred in that meeting and to make an election based on their particular circumstances, including tax and liquidity positions, closer to the date on which they will actually receive the consideration in the merger. Further, the transferability of such stockholders’ shares will not be restricted during the period between the Southern Union special meeting and the election date. A purchaser acquiring shares of Southern Union common stock after an election made at or before the Southern Union special meeting would not be able to readily confirm whether the shares being purchased represented the right to receive cash, ETE common units or a combination of the two.

We believe that it is unnecessary to apply the disclosure requirements of the tender offer rules to the Merger Agreement election process and that such application may, in fact, be counterproductive. Any concern as to disclosure should be fully met by ETE’s and Southern Union’s continuing disclosure obligations under the Securities Exchange Act of 1934 (the “Exchange Act”). Southern Union stockholders of record at the record date set for the Southern Union special meeting will receive the proxy statement/prospectus, which will be kept current through the effective date of the merger by the incorporation by reference of the Exchange Act filings of both ETE and Southern Union. Furthermore, we will commit to distribute a copy of the proxy statement/prospectus to all Southern Union stockholders when the election forms are mailed to them. As a result, Southern Union stockholders who hold Southern Union shares from the date of the stockholder vote through the election deadline as well as persons who become stockholders after the meeting date but before the election deadline will be provided a copy of the proxy statement/prospectus at the time the election is to be made. Superimposing the less stringent

August 15, 2011

disclosure requirements of the Williams Act by requiring that a Schedule TO be filed and that “tender offer materials” be disseminated after the Southern Union special meeting will not enhance the disclosure and may result in unnecessary confusion for stockholders who will not understand the reason for a “tender offer” intervening between the time of the Southern Union stockholders’ vote on the Merger Agreement and the effective date of the merger.

Proposal 1 – The Merger, page 42

Background of the Merger, page 42

4.	Please disclose the type and amount of consideration, including the per unit liquidation value, contemplated by the merger agreement entered into between you and Southern Union Company on June 15, 2011.

Response: We have revised the disclosure to include the type and amount of consideration, including the per unit liquidation value, contemplated by the merger agreement entered into on June 15, 2011. See pages 48 and 49.

5.	We note the disclosure at the bottom of page 45 regarding the Southern Union Special Committee’s determination on June 2, 2011, to instruct Messrs. Lindemann and Herschmann to maintain their conduct of not having any discussions regarding potential consulting or noncompetition agreements until the Southern Union Special Committee should advise them that it would be appropriate to do so. We also note the disclosure in the second paragraph on page 48 that on June 14, 2011, Mr. Herschmann reported to the Southern Union Special Committee that he and Mr. Lindemann each had negotiated consulting and noncompetition agreements with you. Please disclose when the Southern Union Special Committee advised Messrs. Lindemann and Herschmann that it would be appropriate to have discussions regarding potential consulting or noncompetition agreements and when such discussions commenced.

Response: We have revised the Registration Statement in response to the Staff’s comment. See page 48.

6.	Please disclose the specific exchange ratio of your common units to Southern Union Company’s common stock contemplated by the amended merger agreement entered into between you and Southern Union Company on July 4, 2011.

Response: We have revised the disclosure to include the exchange ratio as requested. See page 52.

7.	Please disclose whether the Southern Union Board and the Southern Union Special Committee considered your Series B Units, at the exchange ratio contemplated by the June 15, 2011 merger agreement, to be more or less valuable to Southern Union’s stockholders than your common units, at each of the exchange ratios contemplated by the July 4, 2011 and the July 19, 2011 merger agreements.

Response: We have revised the Registration Statement in response to the Staff’s comment. See pages 52 and 55.

Southern Union’s Reasons for the Merger; Recommendation of the Southern Union Special

August 15, 2011

Committee and Southern Union Board, page 55

8.	Please disclose the basis for the Southern Union Special Committee’s belief that your common units had a value in excess of $44.25 per unit, as discussed on page 56.

Response: We have revised the Registration Statement in response to the Staff’s comment. See page 57.

9.	Please clarify whether the Southern Union Special Committee considered the risks and potentially negative factors described in “Risk Factors,” including, for example, the risks associated with your financing of the cash component of the merger consideration.

Response: We have revised the disclosure to clarify whether the Southern Union Special Committee considered the risks and potentially negative factors described in “Risk Factors.” See page 59.

10.	Please combine or distinguish the sixth and eighth bullets on page 58.

Response: We acknowledge the Staff’s comment and have deleted the sixth bullet. See page 59.

Opinion of Southern Union’s Financial Advisors, page 61

11.	We note that each of Evercore Group LLC and Goldman, Sachs & Co. relied on projections of Southern Union Company when preparing certain of its analysis. Please disclose such projections.

Response: We have revised the Registration Statement to disclose the projections relied upon by Evercore Group LLC and Goldman, Sachs & Co. See pages 77 and 78.

Interests of Southern Union’s Executive Officers and Directors in the Merger, page 78

Summary of Potential Payments to Southern Union’s Executive Officers, page 84

12.	We note that you have assumed March 1, 2012 as the date for the triggering event. Please revise the disclosure in this subsection to assume the latest practicable date as the date for the triggering event. See Instruction 1 to Item 402(t)(2) of Regulation S-K.

Response: We have revised the disclosure in response to the Staff’s comment. See pages 86 through 88.

The Merger Agreement, page 97

13.	Please delete the third paragraph, third sentence, as such sentence inappropriately implies that readers should not rely on the representations, warranties and covenants described in this section and in the merger agreement. Please also delete the phrase “, which subsequent information may or may not be fully reflected in public disclosures by ETE or Southern Union,” as such phrase inappropriately implies that you are not responsible for updating the disclosure in the prospectus for material changes.

August 15, 2011

Response: We have deleted the language referenced in the Staff’s comment. See page 98.

Representations and Warranties, page 101

14.	Please revise the first paragraph to convey to readers the historical nature of the representations and warranties. For example, please state that the representations and warranties “were made” solely for the benefit of the other parties and that the representations and warranties “were intended” not as statements of actual fact. Please also clarify, if correct, that the “materiality, knowledge and other similar qualifications” described in the second sentence are contained in the merger agreement.

Response: We have revised the language referenced above in response to the Staff’s comment. See page 102.

Employee Equity-Based Awards, page 112

15.	Please update the $40 per share amount in the first paragraph to reflect the current $44.25 per share amount consistent with the disclosure elsewhere in the registration statement.

Response: We have updated the per share amount to reflect the current $44.25 per SUG share amount. See page 113.

Item 21. Exhibits and Financial Statement Schedules, page II-1

16.	Please update this section to include the Second Amended and Restated ETE Merger Agreement, the Citrus Merger Agreement and the Second Amended and Restated Support Agreement. Please also update the Exhibit Index to include the Citrus Merger Agreement and the Second Amended and Restated Support Agreement. See Item 601(b) of Regulation S-K.

Response: We have included the Second Amended and Restated ETE Merger Agreement, the Citrus Merger Agreement and the Second Amended and Restated Support Agreement as Exhibits 2.1, 2.2 and 10.1, respectively. We have also updated the exhibit index in response to the Staff’s comments.

Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,

/s/ John W. McReynolds
John W. McReynolds
President and Chief Financial Officer – ETE
(214) 981-0724

August 15, 2011

Cc:	John Meinders, Grant Thornton LLP

Eric Herschmann, Southern Union Company

William N. Finnegan IV, Latham & Watkins LLP

Sean T. Wheeler, Latham & Watkins LLP

Don M. Glendenning, Locke Lord Bissell & Liddell LLP